U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 12-b25

                           NOTIFICATION OF LATE FILING
                                                                 SEC FILE NUMBER
                                                                   33-80944-LA

 (Check One): []Form 10-KSB []Form 20-F []Form 11-K [X]Form 10-QSB [] Form N-SAR

                                                                    CUSIP NUMBER

         For Period Ended: MARCH 31, 1997
         [ ] Transition Report on Form 10-KSB
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-QSB
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:

   Read Instruction (on back page) Before Preparing Form. Please Print or Type

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


Part I  - REGISTRANT INFORMATION

NATIONAL SPECIALTY NETWORKS, INC.
Full Name of Registrant


Former Name if Applicable

451 W. Lambert Rd., Suite 216
Address of Principal Executive Office (Street and Number)

Brea, CA 92821-3920
City, State and Zip Code

Part II-Rules 12b-25(b) and (c)

[X] (a) The reasons described in reasonable detail in Pat III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject report will be filed on or before the fifteenth calendar day following the prescribed date.


Part III-Narrative

The Company needs more time to properly complete its 10-Q for the quarter ended March 31, 1997.



Part IV-Other Information

(1)Name and telephone number of person to contact in regard to this notification

Douglas Wells               (714)                     256-9654
   (Name)                (Area Code)              (Telephone Number)


Date: May 15, 1997


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and dates indicated.




Dated: May 15, 1996             By:  /s/ Douglas E. Wells
                                     Douglas E. Wells, Senior Vice President and
                                     Chief Financial Officer